Issuer Free Writing Prospectus dated July 25, 2014

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated July 10, 2014 and

Registration Statement No. 333-196375

Spark Energy, Inc.

This free writing prospectus relates to the shares of Class A common stock, par value $0.01 per share (the “Class A common stock”), of Spark Energy, Inc. (the “Company”) described below and should be read together with the Company’s preliminary prospectus, subject to completion, dated July 10, 2014 (the “Preliminary Prospectus”), relating to its initial public offering of shares of Class A common stock. The information in this free writing prospectus updates and supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent therewith, or prepared based on assumptions that are inconsistent with the information below. All references to captions correspond to the Preliminary Prospectus unless otherwise specified.

Recent Developments

Since March 31, 2014, the Company has managed its cash position to ensure that at the closing of this offering, it will have $10 million in outstanding debt and a sufficient amount of working capital to operate its business based on its historical seasonal cash requirements. Additional related party accounts receivable from an affiliate of $10.1 million that were recognized subsequent to March 31, 2014 have been permanently forgiven and recorded as distributions as in historical periods. Since March 31, 2014, the Company has made cash distributions of $19.4 million to affiliates (together with the $10.1 million of forgiven accounts receivable, the “Subsequent Distributions”) and has collected $7.3 million of accounts receivable from affiliates outstanding as of March 31, 2014. In addition, due to seasonal fluctuations in our working capital, in July we have incurred short-term borrowings from one of the Company’s affiliates in the amount of $5.5 million to fund certain of our operating expenses incurred in the ordinary course, which amounts have been permanently forgiven by the affiliate and recorded as a capital contribution.

Since March 31, 2014, we have incurred an additional $5.0 million of additional borrowings outstanding under the existing credit facility which amounts will be assumed by one of the Company’s affiliates at the closing of this offering pursuant to an interborrower agreement, in addition to the $24.0 million out of the $34.0 million of total indebtedness outstanding at March 31, 2014 also assumed by the affiliate. The assumption of this existing indebtedness at closing will be treated as a capital contribution by such affiliate.

As a result of the foregoing deemed distributions and contributions since March 31, 2014, on a pro forma, as further adjusted basis, the transactions will have a net decrease in total member’s/stockholders’ equity attributable to the Company of approximately $19.0 million.

Because our combined financial statements for the period subsequent to the quarter ended March 31, 2014 are not yet available, the amounts described above are for periods unaudited and not reviewed by our accountants.

Capitalization

The Capitalization table on page 66 of the Preliminary Prospectus is hereby amended to read as follows:

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014:

—	on a historical basis;

—	on a pro forma, as adjusted basis to give effect to (i) the transactions described under “Corporate Reorganization,” (ii) the sale of shares of our Class A common stock in this offering at an assumed initial offering price of $20.00 per share (which is the midpoint of the range set forth on the cover of this prospectus) and (iii) the application of the net proceeds from this offering in the manner as set forth under “Use of Proceeds;” and

—	on a pro forma, as further adjusted basis to give effect to the Subsequent Distributions, forgiveness of $5.5 million of short-term indebtedness incurred by us from one of our affiliates and the assumption by an affiliate of the additional $5.0 million of indebtedness under the existing credit facility, each as described under “Prospectus Summary—Recent Developments” and under “Dilution—Additional Dilution Information.”

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes appearing elsewhere in this prospectus.

	March 31, 2014		Pro Forma, as further adjusted(2)
	Historical	Pro Forma, as adjusted
	(restated)
	(in thousands, except share and per share data)
Cash and cash equivalents	$4,755	$4,205	$4,205

Long-term debt (including current portion):
Spark HoldCo New Revolving Credit Facility(1)	$—	$10,000	$10,000
Note Payable	34,000	—	—

Total long-term debt	34,000	10,000	10,000

Member’s/Stockholders’ Equity:
Member’s equity	$28,065	$—	$—
Class A common stock, par value $0.01 per share; no shares authorized or issued and outstanding (actual); 120,000,000 shares authorized (pro forma, as adjusted); 3,000,000 shares issued and outstanding (pro forma, as adjusted)	—	30	30
Class B common stock, par value $0.01 per share; no shares authorized or issued and outstanding (actual); 60,000,000 shares authorized (pro forma, as adjusted); 10,750,000 shares issued and outstanding (pro forma, as adjusted)	—	108	108
Preferred stock, par value $0.01 per share; no shares authorized or issued and outstanding (actual); 20,000,000 shares authorized (pro forma, as adjusted); no shares issued and outstanding (pro forma, as adjusted)	—	—	—
Additional paid-in capital	—	14,936	10,783

Total member’s/stockholders’ equity	28,065	15,074	10,921

Noncontrolling interest	—	40,366	25,470

Total member’s/stockholders’ equity attributable to the Company	28,065	55,440	36,391

Total capitalization	$62,065	$65,440	$46,391

(1)	Excludes approximately $15 million in letters of credit that we expect to be outstanding upon completion of this offering.
(2)	Presented only to illustrate the effect of the Subsequent Distributions, forgiveness of $5.5 million of short-term indebtedness incurred by us from one of our affiliates and the assumption by an affiliate of the additional $5.0 million of indebtedness under the existing credit facility on Total member’s/stockholders’ equity, Noncontrolling interest, Total member’s/stockholders’ equity attributable to the Company and Total capitalization, and does not give effect to the Company’s results of operations for any period subsequent to March 31, 2014.

The information presented above assumes no exercise of the option to purchase additional shares by the underwriters, and is based on the number of shares of our Class A common stock outstanding as of the closing of the offering. The table does not reflect other shares of Class A common stock reserved for issuance under our long-term incentive plan, which we plan to adopt in connection with this offering, or restricted stock units that we expect to issue in connection with this offering. See “Executive Compensation—Compensation Following this Offering.”

Dilution

The section Dilution in the Preliminary Prospectus is hereby amended to add the following on page 68 at the end of the section:

Additional Dilution Information

The foregoing tables do not reflect the Subsequent Distributions, the forgiveness of $5.5 million of short-term indebtedness incurred by us from one of our affiliates and the assumption by an affiliate of the additional $5.0 million of indebtedness under the existing credit facility. If such transactions were included in the pro forma balance sheet as of March 31, 2014 (but without giving effect to any net income (loss) attributable to the second quarter of 2014):

•	the pro forma net tangible book value per share of Class A common stock before and after the offering would be $1.85;

•	the total consideration paid and the average price per share paid by our existing shareholders would be $19,936,000 and $1.85, respectively; and

•	the dilution in pro forma net tangible book value per share to new investors in the offering would be $18.15.

Other information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein, including the section “Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—Other Related Party Transactions” on page 140.

* * * * * * * * *

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from the offices of: Robert W. Baird & Co. Incorporated, Attention: Syndicate Department, 777 E. Wisconsin Avenue, Milwaukee, WI 53202, Telephone: 800-792-2473, Email: syndicate@rwbaird.com and Stifel, Nicolaus & Company, Incorporated, 1 South Street, 15th Floor, Baltimore, Maryland 21202, Telephone: 855-300-7136, Email: syndprospectus@stifel.com. You may obtain a copy of the most recent amendment to the registration statement at http://www.sec.gov/Archives/edgar/data/1606268/000119312514265717/d747286ds1a.htm